Exhibit (a)(1)(D)
Dear Offeree,
As you know, Diamond had set the expiration date for the previously announced Tender Offer for Eligible Options and Eligible SARs as September 5, 2006 and the price determination date as August 31, 2006. We recently received further communication from the Securities and Exchange Commission (the “SEC”) and we must extend the dates of the Tender Offer in order to respond to the SEC and give them an opportunity to further analyze the Tender Offer. As a result, Diamond is filing an amendment to the Schedule TO (Tender Offer) with the SEC today to change the expiration date to September 29, 2006 and to change the price determination date to September 26, 2006. We are hopeful that the SEC will approve the Tender Offer within the revised timeframe.
The other terms of the Tender Offer have remained the same. However, you should review the complete Tender Offer documents before making any decision. Our filings, including the Tender Offer documents, are available at www.sec.gov. If you have already submitted paperwork indicating your decision to participate in the Tender Offer, you must review our expected e-mail communication on September 26, 2006 and submit a new election to tender form, which we will distribute to you via e-mail in early September, indicating your decision to participate or not to participate in the Tender Offer.
Please contact either Karen McLaughlin (Karen.McLaughlin@diamondconsultants.com or +1.312.255.5071) or Lorna Liposky (Lorna.Liposky@diamondconsultants.com or +1.312.268.3081), if you have any questions.
Sincerely,
Adam J. Gutstein
Chief Executive Officer
Diamond Management and Technology Consultants, Inc.

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